Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the "Meeting") of Metalla Royalty & Streaming Ltd. (the "Company") held on Tuesday, June 27, 2023 at 10:00 a.m. (PST). The Meeting was held by teleconference.

1. Fix the Number of Directors

The ordinary resolution fixing the number of directors at six was approved by a majority vote of shareholders present in person or represented by proxy.

2. Election of Directors

The following six nominees set out in the Company's management information circular dated May 23, 2023 (the "Information Circular") were elected as directors of the Company by a majority vote of shareholders present in person or represented by proxy:

Director Nominees

Brett Heath
Lawrence Roulston
E.B. Tucker
Alexander Molyneux
James Beeby
Amanda Johnston

3. Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as the auditor of the Company for the ensuing year at a remuneration to be approved by the board of directors, by a majority vote of shareholders present in person or represented by proxy.

4. Approval of Share Compensation Plan

An ordinary resolution to approve the Company's Share Compensation Plan, in the form attached as Schedule "B" of the Information Circular, was approved by a majority vote of shareholders present in person or represented by proxy.

Dated at Vancouver, British Columbia, this 29th day of June, 2023.

METALLA ROYALTY AND STREAMING LTD.

By:

Signed: "Brett Heath"
Name:	Brett Heath
Title:	President and Chief Executive Officer